

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 10, 2008

<u>Via U.S. Mail</u>

Mr. Nicolas Cirillo, Jr.
President
Clickable Enterprises, Inc.
2 Madison Avenue, Suite 209
Larchmont, NY 10538

> **Re:** **Clickable Enterprises, Inc.**
> **Form 10-KSB for the fiscal year ended March 31, 2008**
> **File No. 000-23737**
> **Filed August 12, 2008**

Dear Mr. Cirillo:

We reviewed the above filing and note that you are not in compliance with your reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 in filing the Form 10-Q for the quarterly period ended June 30, 2008. If you are in compliance with its reporting requirements, please contact us immediately so we can discuss the reasons why our records do not indicate that compliance. Otherwise, please file your Form 10-Q for the quarterly period ended June 30, 2008 as soon as possible.

If you do not file the Form 10-Q for the quarterly period ended June 30, 2008 as soon as practicable, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve this issue and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You will find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Scott Stringer, Staff Accountant, at 202-551-3272 or me at 202-551-3377 if you have any questions.

Sincerely,

Andrew Mew
Accounting Branch Chief